

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 28, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

ANTONIO J. ALONSO UREBA
General Secretary
and Secretary of the Board of Directors
TELEFÓNICA S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

In answer to the request for further information by the Spanish National Securities Commission, following the statements made by the Chairman of Telefónica to journalists at the close of the presentation in Madrid of the book "The Information Society in Europe, Present and Outlook", (La Sociedad de la Información en Europa. Presente y Perspectivas), it is hereby declared that:

As you are aware, the exclusion from trading of a quoted company corresponds to a decision taken by this same company through the corresponding company organs, in compliance with the Stock Market Regulations partially in force "Royal Decree 1506/1967, of June 30, which approves the Stock Exchange Regulations" and which also complies with "Royal Decree 1197/1991, of July 26". In this respect, the Chairman of Telefónica, the company that holds a 37.63% stake in the quoted company "Terra Networks, S.A." stated, in answer to the questions posed by journalists, as mentioned above, that no intention exists to exclude Terra Networks, S.A. from trading.

Madrid, June 28th , 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.



Date:

By:________________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors